Filed by Eagle Nuclear Energy Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.

Commission File No. 333-290631-01
Date: December 16, 2025

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Spring Valley Merger Sub II, Inc. (“Merger Sub 2”), a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”). On September 29, 2025, SVII, Merger Sub 2, and Eagle restructured the transactions contemplated under the Original Merger Agreement by entering into an Amended and Restated Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time, the “A&R Merger Agreement”) by and among Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merger Sub 2 (and together with Merger Sub 1, the “Merger Subs”), SVII, and Eagle. The A&R Merger Agreement amends and restates, in its entirety, the Original Merger Agreement.

On December 16, 2025, Eagle made the below communications on its LinkedIn and X accounts.

Eagle Energy Metals Corp.
@EagleMetals

Eagle Energy Metals was featured in Canadian Mining Journal!

See the full interview discussing Eagle's position to strengthen domestic #uranium supply and develop next-generation SMR technology in the link below.

canadianminingjournal.com/featured-artic...

#nuclear #energy

CEO INTERVIEW: ENERGY AND SMALL MODULAR REACTORS

By Tamer Elbokl, PhD

Uranium to SMRs:

Aurora site.

11:30 AM · Dec 16, 2025 · **22** Views

On December 16, 2025, the following article by Tamer Elbokl was published online by Canadian Mining Journal (www.canadianminingjournal.com).

Uranium to SMRs: Eagle Energy Metals eyes Project Manhattan 2.0 as nuclear demand surges

Eagle Energy Metals is positioning itself at the centre of America’s nuclear resurgence as it works to advance the Aurora and Cordex uranium projects while developing proprietary small modular reactor (SMR) technology. The company, which plans to merge through a SPAC to become the first U.S.-based uranium resource developer with an integrated SMR platform, is pitching a vertically integrated model aimed at rebuilding domestic uranium supply and meeting soaring power demand from artificial intelligence (AI), data centres, electrification, and defense. In this interview with the Canadian Mining Journal, CEO Mark Mukhija outlines how the company is allocating capital across mining and nuclear development, its view of the federal policies reshaping the sector, and how the Aurora project could anchor a supply chain increasingly seen as a national-security priority.

CEO Mark Mukhija. Credit: Eagle Energy Metals

Q: With Eagle Energy Metals aiming to merge via SPAC and become the first domestic uranium-resource company with SMR capability, how do you prioritize capital allocation between advancing the Aurora/Cordex uranium projects and developing your proprietary SMR technology? what are your internal hurdles or gating factors on each side?

A: Eagle Energy Metals is strategically allocating proceeds to advance our dual mission of strengthening domestic uranium supply and developing next-generation SMR technology, with planned uses, including (i) corporate and public company costs, (ii) advancement of the mining work program, (iii) initial SMR Phase 1 development, and (iv) transaction expenses. Proceeds are being directed toward advancing the uranium project through early technical and prefeasibility-stage work, including recent metallurgical optimization testing that delivered high uranium recoveries and lower processing costs, while concurrently funding early-stage SMR concept development and validation. Currently, the focus is on moving Aurora project forward because the mining work program is what anchors Eagle’s resource base and supports the longer-term nuclear opportunity. SMR concept validation is happening in parallel, but the mining side is the near-term driver.

Q: Given the structural supply deficit in uranium and the heavy U.S. dependence on imports, how do you see Eagle Energy Metals’ role in reshaping the U.S. uranium supply chain — and what are your biggest near-term risks? Can you explain how federal incentives and/or executive orders can or cannot offset those risks?

A: The U.S. still imports most of its uranium, so our company has a significant opportunity to help rebuild a domestic supply chain through the Aurora project. Aurora represents the largest mineable measured and indicated uranium deposit in the U.S., positioning the company to play a central role in restoring domestic uranium independence. The 2025 Executive Orders are aimed at speeding up reactor approvals. They streamline NRC approvals and invoke the Defense Production Act to prioritize U.S. uranium supply, which directly benefits projects like Aurora located on BLM land (land managed by the U.S. Bureau of Land Management, a federal agency under the Department of the Interior) in an agreement state.

The main near-term challenges are ones you would expect, such as permitting, environmental reviews, and infrastructure, but because Aurora sits on BLM land, federal initiatives such as the Fast 41 program can directly benefit our project.

Q: You have called this era a “Project Manhattan 2.0” for uranium. From your perspective, what scale/pace of deployment is necessary to meet demand from AI, data centers, electrification, and defense applications?

A: Global electricity demand is projected to nearly triple by 2050, driven largely by AI, cryptocurrencies, and data-center expansion. Nuclear remains one of the few energy sources that can reliably meet this kind of around-the-clock power demand. We can no longer decouple AI from national security, and with power being the bottleneck for AI advancement, we are in a “Project Manhattan 2.0” moment where we need to generate as much power as we can to remain competitive with other nations.

Q: Aurora asset is described as low-risk, near-surface with significant drilling already done. What are your plans for de-risking further (e.g., geotechnical, metallurgical, hydrology, environmental baseline), and what is your intended pathway to prefeasibility and then production?

A: The Aurora project has been defined by roughly 600 drill holes, so the team already has a strong foundation to build on. Recent metallurgical optimization results show uranium recoveries in the high-80% range with lower processing costs, further validating the project’s quality and economics. Moving forward, we plan to conduct step-out and infill drilling along with exploration drilling at the Cordex deposit to potentially expand our resource base. We would also drill holes for metallurgical test work, hydrogeology, and geotechnical studies, which will all feed into a prefeasibility study. We aim to commence prefeasibility work by the end of 2026 with completion of a prefeasibility study by 2027, followed by a definitive feasibility study commencing in 2028, leading into construction and commissioning.

We have started cultural studies and began the process of engaging consultants for the baseline environmental studies.

Q: Finally, in terms of vertical integration and strategic optionality, do you envision Eagle Energy Metals licensing its SMR designs, deploying reactors at your own mines, or offering reactor + uranium bundles to customers (e.g., datacentres and remote communities)? What is your go-to-market model?

A: Eagle Energy Metals has the unique strategic advantage of having a fuel supply along with SMR technology. The SMR technology can be deployed across a wide range of applications, including remote communities, mine sites, disaster relief, and military applications. We can also deliver turnkey solutions for data centers and remote communities by providing “reactor + uranium” or “power as a service” packages. Because we control upstream uranium production, we can guarantee a U.S. fuel source and potential long-term price stability.

There is also an opportunity to license and co-develop our reactor with U.S. partners to expand capacity.

At later stages, we can operate as an independent power producer by owning and managing our SMR units under long-term offtake contracts or selling clean baseload power directly into regional grids or microgrids serving AI data centers, military bases, or industrial applications.

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Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.